UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2013 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

THIS REPORT ON FORM 6-K OF THE REGISTRANT CONSISTS OF THE FOLLOWING DOCUMENT, WHICH IS ATTACHED HERETO AND INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-188714, 333-171781, 333-152010 AND 333-133968), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

(1)	Press Release: Perion Shareholders Overwhelmingly Approve Acquisition of Conduit’s ClientConnect, dated November 18, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Josef Mandelbaum
Name: Josef Mandelbaum
Title: Chief Executive Officer

Date: November 18, 2013

Exhibit Index

Exhibit	Description
Number	of Exhibit

99.1	Press Release: Perion Shareholders Overwhelmingly Approve Acquisition of Conduit’s ClientConnect, dated November 18, 2013.